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                         IN THE UNITED BANKRUPTCY COURT

                          FOR THE DISTRICT OF DELAWARE


IN RE:                                   )        CHAPTER 11

GRANT GEOPHYSICAL, INC.                  )        CASE NO. 96-1936 (HSB)

         DEBTOR.                         )


                 CLARIFICATION TO PLAN AND DISCLOSURE STATEMENT


         This Clarification is submitted in conjunction with the solicitation of votes on the Second Amended Plan of Reorganization of Grant Geophysical, Inc. (the "Plan") proposed jointly by Grant Geophysical, Inc. (the "Debtor") and Elliott Associates, L.P. ("EALP"), pursuant to the Disclosure Statement with respect to the Plan dated August 5, 1997 (the "Disclosure Statement"). All capitalized terms used herein not specifically defined herein shall have the meaning ascribed thereto in the Plan.

         Article V of the Plan contemplates a Rights Offering pursuant to which shares of stock of Newco or any successor thereto shall be available for purchase pursuant to Rights distributed to holders of Interests classified in classes 7 and 8 of the Plan and Eligible Class 5 Claim Holders. Section
5.2.3.3 of the Plan, as well as Section VII.B of the Disclosure Statement, states that Newco may be capitalized in any structure determined by EALP, so long as EALP and Newco remain obligated to pay the Debtor $47.5 million as set forth in Section 5.1.1.4 of the Plan and to assume certain of the Debtor's liabilities as set forth in the Plan.

         This Clarification is to ensure that, notwithstanding any other language in the Plan, Disclosure Statement, or in the pro forma balance sheet for Newco contained in Exhibit 4 to the Disclosure Statement, all creditors and holders of Interests are adequately informed that (a) no offer made to
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purchase the stock or assets of the Debtor or for any other transaction with the Debtor made by any party other than EALP (an "Alternative Transaction") provided for any recovery whatsoever to holders of the Debtor's Old Preferred Stock, Old Common Stock or any other Interests; (b) the Cash to be distributed under the Plan to holders of Allowed Class 5 Claims exceeds the value of any proposed distribution to such creditors offered in any Alternative Transaction;
(c) so long as Newco and EALP remain obligated to pay the $47.5 million cash purchase price for the Debtor's assets as set forth in Section 5.1.1.4 of the Plan and to assume certain of the Debtor's liabilities as set forth in the Plan, Newco may be capitalized in any manner determined by EALP in EALP's sole discretion; and (d) accordingly, the Rights shall provide for holders thereof to have the right to purchase 48.8% of Newco's common stock in the aggregate for an aggregate price of $23.75 million in cash, or shares of a successor to Newco on economically equivalent terms in cash, or shares of a successor to Newco on economically equivalent terms in cash, but the pricing of such shares may not correlate to the terms upon which EALP acquires its shares in Newco.


Dated August 11, 1997
                                     /s/ Larry E. Lenig, Jr.
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                                     Larry E. Lenig, Jr.
                                     President and Chief Operating Officer
                                     of the Debtor

                                     /s/ Paul E. Singer
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                                     Paul E. Singer
                                     General Partner of Elliott Associates, L.P.